December 11, 2007 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Jeffrey Gordon	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

RE:           Form 8-K Item 4.01 filed November 30, 2007 for ICON Leasing Fund Eleven, LLC, SEC File No. 0-51916

Dear Mr. Gordon:

On behalf of our client, ICON Leasing Fund Eleven, LLC (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated December 5, 2007, with respect to the Registrant’s above-referenced Form 8-K filed with the Commission on November 30, 2007 (the “Form 8-K”).

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

1.
We note your disclosures concerning the reportable event with regard to internal controls of the general partner.  Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior period.  Explain in detail why you believe the timing of each adjustment is appropriate.  In addition, provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.  Please note that you should file a response letter via Edgar for each Fund as detailed in the subject line item.

Response:  As noted in the Form 8-K, as well as the Forms 10-K and 10-Q referenced in the Staff’s comment below, the Registrant’s reference to a reportable event with regard to the internal controls of the manager does not relate to any issues with respect to adjustments to the financial statements or the accuracy of such financial statements.  The reportable event referred to in the Form 8-K refers solely to the inability of the manager’s internal accounting staff to

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U.S. Securities and Exchange Commission
December 11, 2007

timely file the Registrant’s required reports with the SEC, which prompted the manager to hire additional accounting staff.  For the fiscal year ended December 31, 2006, the fourth quarter adjustments to close the books of the Registrant were of a normal, recurring nature and did not represent any material adjustments related to any prior reporting periods and there were no material adjustments recorded in connection with or as a result of the audit of the Registrant’s financial statements.  In addition, for that same period, there were no letters or other written communications to or from the Registrant’s former accountants regarding any disagreements or reportable events regarding the Registrant that have been made to the management or the Board of Directors of the manager.

2.
We note your disclosures in your December 31, 2006 Forms 10-K and 2007 Forms 10-Q in which you concluded your disclosure controls and procedures were effective, “except as noted below.”  Please amend each 10-K and 10-Q that contains this language to delete the qualification and to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures.  It is not appropriate to indicate that your disclosure controls and procedures are effective subject to certain limitations.  You must clearly state whether or not the disclosure controls and procedures are effective.  Also, disclose the reasons why the controls and procedures are not effective.

Response:  The Registrant agrees with the Staff’s position and the requested revisions have been made in amendments to the applicable Forms 10-K and Forms 10-Q of the Registrant, all of which amendments were filed via EDGAR today.

The Registrant will provide a separate letter regarding the acknowledgements required to be made as stated in your letter.

U.S. Securities and Exchange Commission
December 11, 2007

*           *           *

If you have any questions in connection with the Registrant’s responses to your comments, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President of ICON Capital Corp. at (212) 418-4711.

Sincerely, /s/ Deborah S. Froling
Deborah S. Froling

Enclosures

cc:	Joel S. Kress, ICON Capital Corp.